Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

February 12, 2010

1	The Case for Commodities

2 2 Access to difficult-to-reach markets Why commodities? Traditional ways to access commodities iPath® Exchange Traded Notes (ETNs) In this presentation we will review why commodities may make sense in a portfolio and discuss some of the traditional ways that investors access the commodity market today. We will also spend some time talking about iPath Exchange Traded Notes, which offer investors access to these markets. Investors have shown increasing interest in commodities, which as an asset class can offer opportunities to fine-tune a portfolio’s risk and return characteristics or protect against inflation. So what are commodities? And what is the rationale for including an allocation to commodities in investment portfolios?

3 3 Why commodities? Real assets vs. financial assets Goods used in the first part of a manufacturing process Commodities as an asset class Portfolio diversifier Potential to enhance portfolio risk-adjusted return Inflation hedge Commodities are the goods used in the initial phase of the manufacturing process, and refer to real assets such as energy, industrial and precious metals, agriculture, and livestock. Commodity and financial asset prices respond differently to capital market and economic conditions, although both are driven by the basic forces of supply and demand. Stocks and bonds can be publicly traded in the secondary market, and prices can quickly reflect forecasted earnings and future cash flows. Conversely, many factors may contribute to how commodity prices respond to market events including warehousing, delivery constraints, changes in supply and demand dynamics, and (in the case of physical commodities) a potential lack of fungibility. One of the most compelling reasons to add commodities to a portfolio is their potential ability to provide diversification. Commodities have historically exhibited low correlations to financial assets such as stocks and bonds. Because of these low correlations, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility. In addition, commodities may also provide protection against rising inflation.

4 4 Portfolio diversification Source: Bloomberg; 12/31/04 – 12/31/09; based on monthly returns. Correlation Coefficient Dow Jones-UBS Commodity Index Total Return SM S&P GSCI® Total Return Index S&P 500® Index 0.45% 0.40% Barclays Capital U.S. Aggregate Index 0.13% 0.02% MSCI EAFE Index 0.60% 0.53% Annualized Standard Deviation 20.41% 26.36% Annualized Return 1.96% 7.36% Commodities represent an investable asset class with measurable performance. Commodity and financial asset prices respond differently to capital market and economic conditions. As a result, commodity indexes historically exhibited low correlations with the returns of equity and fixed income indexes. This table summarizes the correlations between the Dow Jones-UBS Commodity Index Total ReturnSM and the S&P GSCI® Total Return Index. The correlations are calculated using 5 years of monthly returns. The annualized standard deviation and annualized returns are calculated over the same 5 year period. As shown in the table the commodity indexes exhibit low correlations with the S&P 500® Index, Barclays Capital U.S. Aggregate Index, and MSCI EAFE Index. Because commodities have low correlations to stocks and bonds, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility. It is important to note the distinction between zero correlation and negative correlation. Two indexes with returns that have zero correlation have no relationship between their returns. So if one index goes up, it provides little information about how the other index might behave. In contrast, if two indexes have returns with negative correlation, they tend to exhibit an inverse relationship. So if one index goes up, the other index will likely go down.

Commodity index comparison
Commodity Index Sector Composition (% Weight)
Dow Jones-UBS Commodity Index Total Return℠
33.23
25.11
10.51
26.28
4.87
S&P GSCI® Total Return Index
70.19
14.38
3.09
8.22
4.12
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Energy
Agriculture
Precious Metals
Industrial Metals
Livestock
Sources: Dow Jones, UBS Securities LLC; weights as of 12/31/09. Subject to change.
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iPath

Two of the most popular broad-based commodity indexes are the S&P GSCI® Total Return Index and the Dow Jones-UBS Commodity Index Total Return℠. This chart shows the sector or *commodity group* composition of the Total Return sub-indexes of both indexes.

While each index intends to provide a measure of the commodity market and its composition, distinct differences in the construction and methodology of the two indexes result in very different sector exposures.

The S&P GSCI® Total Return Index reflects the world's production of the commodities included in the S&P GSCI® Index and is production and liquidity weighted. The Dow Jones-UBS Commodity Index Total Return℠ is both liquidity and production weighted with constraints on individual commodities and commodity groups. This results in the energy commodity group being represented differently in each index.

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6 6 Sources: BlackRock, Goldman Sachs, Standard & Poor’s and Barclays Capital. Expected return/risk profile Expected risk (standard deviation) % 6.15 6.5 15.3 Expected return % 7.75 5.15 4.75 Commodities % 0% 5% 10% Fixed Income Equities Enhance portfolio risk-adjusted return Adding commodities can actually strengthen a portfolio by providing some differentiated sources of both risk and return as demonstrated above. Here we have an efficient frontier curve with and without commodities folded into the portfolio (which represents a mix of equities and fixed income). We see that a modest allocation of 5-10% offers material benefits, particularly at the lower end of the risk spectrum where the curve is pushed out the furthest. Here we see that a portfolio with a 10% commodity allocation to it will generally have an expected return of 5.15% and the least amount of expected risk at 6.15% for that level of return.

7 7 Traditional ways to access commodities Physical commodities Futures / swaps / OTC notes Mutual funds There are several other ways that investors have traditionally gained access to the commodities market. • Physical commodities provide pure exposure to the underlying commodity, but may be impractical (except for direct users) due to storage and delivery requirements. In addition, physicals might be expensive to store due to security or spoilage concerns or even space restrictions. • Futures, Swaps and OTC Notes have predominantly been limited to large institutional investors with the resources and experience to administer complicated futures portfolios themselves, or to use a total return swap and manage the related counterparty risk. • Mutual Funds, until recently, presented the most viable option for individual investors or small institutions because they provide convenient access to commodity-linked investment at reasonable costs and low investment minimums.

8 8 Accessing commodities through equities Equity returns of commodity producers may not strongly correlate with commodity indexes Company risk vs. commodity risk Companies hedge commodity exposure Source: Bloomberg; monthly returns 12/31/04 – 12/31/09. Correlation Coefficient S&P GSCI® Crude Oil Total Return Index S&P Global 1200 Energy Sector Index 0.70 Dow Jones U.S. Oil & Gas Index 0.68 S&P North American Natural Resources Sector IndexTM 0.70 Can an investment in commodities be achieved by investing in companies that produce commodities, instead of investing in the actual commodities? For example, do equity energy sector indexes provide similar exposure as the S&P GSCI® Crude Oil Total Return Index? This table gives 5-year historical correlations using monthly returns of the S&P GSCI® Crude Oil Total Return Index with three equity energy sector indexes. This table shows that equity returns of commodity producers do not correlate strongly to commodity indexes. An investment in the equity of commodity producers provides exposure to company-specific risk in addition to commodity-specific risk. For example, the stock price of an oil company will reflect oil price fluctuations as well as the company’s management, accounting, marketing, sales and fundamental valuation. Moving on, we will spend the next few minutes talking about iPath Exchange Traded notes and how the iPath suite of commodity-focused ETNs can help investors access commodity markets.

9 9 iPath® Exchange Traded Notes (ETNs) Securities issued by Barclays Bank PLC Senior, unsecured debt No principal protection, interest payments or leverage Linked to the return of the underlying index, less investor fees Unlike ETFs, no underlying assets are held Daily exchange liquidity Daily redemption feature iPath ETNs trade daily on an exchange at market prices. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. Subject to requirements described in the prospectus, the Securities may be redeemed daily from the issuer in large, institutional blocks (typically 50,000 Securities). A redemption charge will apply to early redemption of certain iPath ETNs.

iPath® Commodity ETNs

	Trading Symbol	Primary Exchange	Yearly Fee*	Maturity Date
iPath® Dow Jones-UBS Commodity Index Total Return℠ ETN	DJP	NYSE Arca	0.75%	6/12/2036
iPath® S&P GSCI® Total Return Index ETN	GSP	NYSE Arca	0.75%	6/12/2036
iPath® S&P GSCI® Crude Oil Subindex Total Return Index ETN	OIL	NYSE Arca	0.75%	8/14/2036
iPath® Dow Jones-UBS Agriculture Subindex Total Return℠ ETN	JJA	NYSE Arca	0.75%	10/22/2037
iPath® Dow Jones-UBS Grains Subindex Total Return℠ ETN	JJG	NYSE Arca	0.75%	10/22/2037
iPath® Dow Jones-UBS Livestock Subindex Total Return℠ ETN	COW	NYSE Arca	0.75%	10/22/2037
iPath® Dow Jones-UBS Industrial Metals Subindex Total Return℠ ETN	JJM	NYSE Arca	0.75%	10/22/2037
iPath® Dow Jones-UBS Copper Subindex Total Return℠ ETN	JJC	NYSE Arca	0.75%	10/22/2037
iPath® Dow Jones-UBS Nickel Subindex Total Return℠ ETN	JJN	NYSE Arca	0.75%	10/22/2037
iPath® Dow Jones-UBS Energy Subindex Total Return℠ ETN	JJE	NYSE Arca	0.75%	10/22/2037
iPath® Dow Jones-UBS Natural Gas Subindex Total Return℠ ETN	GAZ	NYSE Arca	0.75%	10/22/2037

*The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

Primary Exchange: NYSE Arca.

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iPath

Currently, there are 21 iPath ETNs that offer access to a range of commodities indexes. These ETNs give investors the opportunity to make broad commodities investments or more focused commodities investments. They are linked to the performance of the:

- Dow Jones-UBS Commodity Index Total Return℠
- S&P GSCI® Total Return Index
- S&P GSCI® Crude Oil Total Return Index
- Dow Jones-UBS Agriculture Subindex Total Return℠
- Dow Jones-UBS Grains Subindex Total Return℠
- Dow Jones-UBS Livestock Subindex Total Return℠
- Dow Jones-UBS Industrial Metals Subindex Total Return℠
- Dow Jones-UBS Copper Subindex Total Return℠
- Dow Jones-UBS Nickel Subindex Total Return℠
- Dow Jones-UBS Energy Subindex Total Return℠
- Dow Jones-UBS Natural Gas Subindex Total Return℠

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iPath® Commodity ETNs

	Trading Symbol	Primary Exchange	Yearly Fee*	Maturity Date
iPath® Dow Jones-UBS Softs Subindex Total Return℠ ETN	JJS	NYSE Arca	0.75%	6/24/2038
iPath® Dow Jones-UBS Precious Metals Subindex Total Return℠ ETN	JJP	NYSE Arca	0.75%	6/24/2038
iPath® Dow Jones-UBS Aluminum Subindex Total Return℠ ETN	JJU	NYSE Arca	0.75%	6/24/2038
iPath® Dow Jones-UBS Cocoa Subindex Total Return℠ ETN	NIB	NYSE Arca	0.75%	6/24/2038
iPath® Dow Jones-UBS Coffee Subindex Total Return℠ ETN	JO	NYSE Arca	0.75%	6/24/2038
iPath® Dow Jones-UBS Cotton Subindex Total Return℠ ETN	BAL	NYSE Arca	0.75%	6/24/2038
iPath® Dow Jones-UBS Sugar Subindex Total Return℠ ETN	SGG	NYSE Arca	0.75%	6/24/2038
iPath® Dow Jones-UBS Platinum Subindex Total Return℠ ETN	PGM	NYSE Arca	0.75%	6/24/2038
iPath® Dow Jones-UBS Tin Subindex Total Return℠ ETN	JJT	NYSE Arca	0.75%	6/24/2038
iPath® Dow Jones-UBS Lead Subindex Total Return℠ ETN	LD	NYSE Arca	0.75%	6/24/2038

*The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

Primary Exchange: NYSE Arca.

11

iPath

Currently, there are 21 iPath ETNs that offer access to a range of commodities indexes. These ETNs give investors the opportunity to make broad commodities investments or more focused commodities investments. They are linked to the performance of the:

- Dow Jones-UBS Softs Subindex Total Return℠
- Dow Jones-UBS Precious Metals Subindex Total Return℠
- Dow Jones-UBS Aluminum Subindex Total Return℠
- Dow Jones-UBS Cocoa Subindex Total Return℠
- Dow Jones-UBS Coffee Subindex Total Return℠
- Dow Jones-UBS Cotton Subindex Total Return℠
- Dow Jones-UBS Sugar Subindex Total Return℠
- Dow Jones-UBS Platinum Subindex Total Return℠
- Dow Jones-UBS Tin Subindex Total Return℠
- Dow Jones-UBS Lead Subindex Total Return℠

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12 12 Innovation in exchange traded products Convenient access Broader strategies Flexibility Immediate, cost-effective exposure to asset classes that haven’t always been easy to access, such as commodities. Broadened asset class opportunities that expand the range and depth of possible strategies that might be explored. Flexibility with the liquidity provided by an exchange listing and a redemption feature. iPath ETNs provide investors the vehicles to construct broadly diversified portfolios of traditional assets and alternative, lowcorrelating assets. They offer:

13 13 An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering. BlackRock Fund Distribution Company assists in the promotion of the Securities. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

14 14 iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions. Barclays Capital Inc. and its affiliates and BlackRock Fund Distribution Company and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

15 15 In addition to factors affecting commodities generally, index components composed of futures contracts on industrial metals or energy-related commodities may be subject to additional factors specific to industrial metals or energy-related commodities that might cause price volatility. These may include changes in the level of industrial or commercial activity using industrial metals or with high levels of energy demand; the availability and price of substitutes such as man-made or synthetic substitutes or alternative sources of energy; disruptions in the supply chain; adjustments to inventory; variations in production costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components composed of futures contracts on agricultural products may be subject to additional factors specific to agricultural products that might cause price volatility. These may include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries. Index components composed of futures contracts on precious metals may be subject to additional factors specific to precious metals that might cause price volatility. These may include disruptions in the supply chain, variations in production costs, costs associated with regulatory compliance, including environmental regulations, changes in industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing rates, currency exchange rates, the level of economic growth and inflation and the degree to which consumers, governments, corporate and financial institutions hold physical gold or silver as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

16 16 “Dow Jones®”, “DJ®” “UBS®”, “Dow Jones-UBS Commodity IndexSM”, “DJ-UBSCISM”, “Dow Jones-UBS Commodity Index Total ReturnSM”, “Dow Jones-UBS Agriculture Subindex Total ReturnSM”, “Dow Jones-UBS Aluminum Subindex Total ReturnSM”, “Dow Jones-UBS Cocoa Subindex Total ReturnSM”, “Dow Jones-UBS Coffee Subindex Total ReturnSM”, “Dow Jones-UBS Copper Subindex Total ReturnSM”, “Dow Jones-UBS Cotton Subindex Total ReturnSM”, “Dow Jones-UBS Energy Subindex Total ReturnSM”, “Dow Jones-UBS Grains Subindex Total ReturnSM”, “Dow Jones-UBS Industrial Metals Subindex Total ReturnSM”, “Dow Jones-UBS Lead Subindex Total ReturnSM”, “Dow Jones-UBS Livestock Subindex Total ReturnSM”, “Dow Jones-UBS Natural Gas Subindex Total ReturnSM”, “Dow Jones-UBS Nickel Subindex Total ReturnSM”, “Dow Jones-UBS Platinum Subindex Total ReturnSM”, “Dow Jones-UBS Precious Metals Subindex Total ReturnSM”, “Dow Jones-UBS Softs Subindex Total ReturnSM”, “Dow Jones-UBS Sugar Subindex Total ReturnSM” and “Dow Jones-UBS Tin Subindex Total ReturnSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the indices are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities based on any of the indices particularly. “S&P GSCI®”, “S&P GSCI® Index”, “S&P GSCI® Total Return Index”, “S&P GSCI® Commodity Index” and “S&P GSCI® Crude Oil Total Return Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI® to track general stock market performance.

17 17 © 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 1739-JP13 2/10 iP-0190-0210 Not FDIC Insured • Have No Bank Guarantee • May Lose Value

18 18 Thank you For more information, visit www.iPathETN.com 1-877-76-iPath Prospectuses Info sheets FAQs Category basics